KUTAK ROCK LLP
ATLANTA
SUITE 3100	CHICAGO
1801 CALIFORNIA STREET	DES MOINES
FAYETTEVILLE
DENVER, COLORADO 80202-2626	IRVINE
KANSAS CITY
303-297-2400	LITTLE ROCK
FACSIMILE 303-292-7799	LOS ANGELES
OKLAHOMA CITY
www.kutakrock.com	OMAHA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

June 17, 2008

VIA EDGAR AND FEDEX

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp
Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2
Commission File No. 333-132797

Ladies and Gentlemen:

Accompanying this letter for filing on behalf of Vyta Corp (the “Company”), is Post-Effective Amendment No. 2 on Form S-1 to the Company’s selling stockholder Registration Statement on Form SB-2 (the “Registration Statement”) and a request for acceleration of the Registration Statement.  In addition, we are providing to you as a courtesy, via overnight FedEx, two copies each of the Registration Statement as blacklined against Post-Effective Amendment No. 1 as filed with the Securities and Exchange Commission on February 22, 2008.

The filing of this letter, the Registration Statement and the request for acceleration are being effected by direct transmission to Operational EDGAR System of the Securities and Exchange Commission.  If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Joshua M. Kerstein of this office.

Sincerely,

/s/ Jennifer S. Grafton

Enclosures